UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2024

Commission File Number: 001-41798

SIMPPLE LTD.
(Registrant’s Name)

71 Ayer Rajah Crescent

#03-07

Singapore 139951

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Other Events

 Resignation of Chief Financial Officer and Appointment of Chief Financial Officer

On January 1, 2024, the Board accepted the resignation of Chan Sok Fung (“Ms. Chan) as the Chief Financial Officer (“CFO”) of SIMPPLE LTD (the “Company”). Ms. Chan has tendered her resignation as CFO, effective February 29, 2024. Ms. Chan’s resignation from her position was due to personal reasons, and was not a result of any disagreement with the Company on any matter.

Sovik Bromha (“Mr. Bromha”) was appointed as full-time CFO, effective March 1, 2024, to succeed Ms. Chan.

The biography of Mr. Bromin is set forth below:

Mr. Bromha has over 35 years experience in the finance industry.

From June 2023 to February 2024, Mr. Bromha has been the CFO of JobShine Pte Ltd, a Singapore-based job portal, and the COO of Jozef Pte Limited , a Financial Consultancy Company where he managed company operations and assisted the CEO on international expansion strategies.

From 2021 to 2023 Mr. Bromha was Consulting Advisor at Humetis Solutions LLP.

From 2013 to 2021, Mr. Bromha was Director of Finance at Red Hat India Pvt. Ltd.

From 2011 to 2013, Mr. Bromha was a Budget Controller at Newtel Corporation,

a subsidiary of Spice Group of India based in Bangkok, Thailand, where he served the CFO.

From 2006 to 2010 he was the Vice President of Finance (APAC) in Ness Global Services Pte Ltd. based in Singapore

From 1988 through to 2006, Mr. Bromha worked at NIIT Limited, where he was working as Manager Accounts.  He worked as Manager Accounts from 1988 to 1997 in India. Then from 1997 to 2001 as Manager IT Business Operations in Hongkong, People’s Republic of China & Mauritius managing NIIT TVE Limited, a joint venture company. Then from 2001 to 2006, he worked as Regional Manager in IT Business Operations of NIIT Limited in Malaysia.

Mr. Bromha Graduated with a Bachelor of Commerce (Hons.) from University of Calcutta in 1985, and a Master of Business Administration (Finance) from Amity University, India in 2009.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIMPPLE LTD.

Date: March 12, 2024	By:	/s/ Schroeder Norman
	Name:	Schroeder Norman
	Title:	Chief Executive Officer and Director

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